1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: May 9, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC April 2025 Revenue Report

HSINCHU, Taiwan, R.O.C. – May 9, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for April 2025: On a consolidated basis, revenue for April 2025 was approximately NT$349.57 billion, an increase of 22.2 percent from March 2025 and an increase of 48.1 percent from April 2024. Revenue for January through April 2025 totaled NT$1,188.82 billion, an increase of 43.5 percent compared to the same period in 2024.

TSMC April Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	April 2025	March 2025	M-o-M Increase (Decrease) %	April 2024	Y-o-Y Increase (Decrease) %	January to April 2025	January to April 2024	Y-o-Y Increase (Decrease) %
Net Revenue	349,567	285,957	22.2	236,021	48.1	1,188,821	828,665	43.5

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for April 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
April	Net Revenue	349,566,940	236,021,112
Jan. ~ Apr.	Net Revenue	1,188,820,604	828,665,313
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	108,704,697	36,536,500	22,082,500
TSMC Development**	34,487,308	1,927,200	963,600
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,715,418,067	2,672,811	2,672,811
TSMC**		240,900,000	240,900,000
TSMC***		481,612,983	329,874,839
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	143,528,519
	Mark to Market of Outstanding Contracts	3,201,952
	Cumulative Unrealized Profit/Loss	3,627,888
Expired Contracts	Cumulative Notional Amount	416,258,771
	Cumulative Realized Profit/Loss	(979,277)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	522,690
	Mark to Market of Outstanding Contracts	1,680
	Cumulative Unrealized Profit/Loss	1,729
Expired Contracts	Cumulative Notional Amount	1,915,846
	Cumulative Realized Profit/Loss	(12,855)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,663,812
	Mark to Market of Outstanding Contracts	4,039
	Cumulative Unrealized Profit/Loss	4,295
Expired Contracts	Cumulative Notional Amount	5,262,103
	Cumulative Realized Profit/Loss	(28,714)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	10,944,720
	Mark to Market of Outstanding Contracts	105,571
	Cumulative Unrealized Profit/Loss	(88,719)
Expired Contracts	Cumulative Notional Amount	47,125,890
	Cumulative Realized Profit/Loss	(922,656)
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(7,066)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,063,172
	Mark to Market of Outstanding Contracts	(1,715)
	Cumulative Unrealized Profit/Loss	(12,753)
Expired Contracts	Cumulative Notional Amount	6,921,860
	Cumulative Realized Profit/Loss	(32,077)
Equity price linked product (Y/N)		N